

January 12, 2011

Guillermo Pina
President
WPS, Inc.
525 W. Allen Ave., Unit 9
San Dimas, CA 91773

Re: WPS, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed December 20, 2010
File No. 333-161454

Dear Mr. Pina:

We have reviewed your filing and have the following comments.

General

1.   We note that on November 12, 2009 you filed a quarterly report on Form 10-Q and on March 30, 2010 you filed an annual report on Form 10-K. As you do not yet have a filing obligation under Section 15(d) of the Securities Exchange Act of 1934, as amended, because your registration statement on Form S-1 is not effective, and since you have not registered your securities under Section 12 of the Securities Exchange Act, we do not understand why you filed these reports. Please tell us why you filed these reports. We may have additional comments based on your response.

Table of Contents, page 3

2.   We note your response to comment 10 in our letter dated October 23, 2009. Notwithstanding your response, the table of contents still includes items that comprise part II of the registration statement. The table of contents should list only the items that comprise the prospectus (i.e., part I of the registration statement). Please revise the table of contents accordingly.

Reports to Security Holders, page 23

3.   We note your response to comment 20 in our letter dated October 23, 2009, as well as your revised disclosure. Your revised disclosure acknowledges that you would have a reporting obligation under the Securities Exchange Act of 1934, as amended, if your registration statement becomes effective. This reporting obligation would include an obligation to file quarterly reports for the first three quarters of your fiscal year. Please refer to Rule 15d-13 under the Securities Exchange Act. In view of this obligation, your disclosure indicating that management would have discretion as to whether to provide

investors with quarterly financial reports appears to be inappropriate. Please revise your disclosure accordingly.

Change and Disagreements with Accountants . . . , page 27

4.   We note your revised disclosure about the change in your auditor. In accordance with the requirements of Item 11(i) of Form S-1, please further revise your disclosure to provide all of the information required by Item 304 of Regulation S-K.

Transactions with Related Persons . . . , page 30

5.   Please add to your disclosure the transactions constituting the related party payables set forth in note 4 to your financial statements for the interim period ended September 30, 2010 (see page 38 of the prospectus). Please refer to the applicable disclosure requirements set forth in Item 404 of Regulation of Regulation S-K.

Financial Statements, page 42

6.   If your filing does not go effective by February 14, 2011, please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Outside Back Cover Page of the Prospectus

7.   We note your response to comment 40 in our letter dated October 23, 2009, as well as your revised disclosure. Please move the dealer prospectus delivery obligation legend from page 3 to the outside back cover page of the prospectus. Please refer to Item 502(b) of Regulation S-K.

Exhibits

8.   Please revise your filing to provide a consent from your prior auditor, Arshad M. Farooq.

You may contact Tracey McKoy, staff accountant, at (202) 551-3772 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King, staff attorney, at (202) 551-3338 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Randall V. Brumbaugh, Esq. (Via Facsimile 702-988-4250)